210, 1167 Kensington Crescent NW Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech Inc. Announces Completion of Animal Toxicology Program
Examining Systemic Delivery of REOLYSIN®

CALGARY, Alberta, February 14, 2003 — Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) (‘Oncolytics’) today announced the successful completion of its animal toxicology program examining the systemic delivery of REOLYSIN®.

“Each route of administration of a drug must be examined for toxicology in animals before filing applications with regulatory agencies to start human clinical trials,” said Dr. Brad Thompson, Oncolytics’ President and CEO. “Oncolytics has now successfully completed nine toxicology studies examining three different routes of administration of REOLYSIN® and the product appears to be well tolerated in all three animal species to which it has been systemically administered.”

In the most recently completed study, small primates received REOLYSIN® daily via intravenous infusion for a period of 28 days. At the maximum daily dose used in the study, each primate received daily from 10 to 100 times the expected maximum single human dose per unit of body weight. The product was well tolerated and no product-related serious adverse events were observed.

About Oncolytics Biotech Inc.

Oncolytics is a biotechnology company focused on the development of the human reovirus (REOLYSIN®) as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill cancer cells and, in vitro, kill human cancer cells derived from many types of cancer including breast, prostate, pancreatic and brain tumours. Research has also yielded successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in injected tumours.

This news release contains forward looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements, including the Company’s belief as to: the Company’s expectations as to the safety and efficacy of REOLYSIN® including application by systemic delivery; the correlation of the animal data to potential results in humans and the Company’s expectations as to the design, timing and success of its planned clinical trial programs, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include, among others, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward looking statements. The Company does not undertake to update these forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	For Canada:	For United States:
Oncolytics Biotech Inc. Brad Thompson 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 info@oncolyticsbiotech.com	The Equicom Group Inc. Joanna Longo 20 Toronto Street Toronto, Ontario M5C 2B8 Tel: 416.815.0700 ext. 233 Fax: 416.815.0080 jlongo@equicomgroup.com	The Investor Relations Group Gino De Jesus or Dian Griesel, Ph.D. 50 Pine Street, 6th Floor New York, NY 10005 Tel: 212.825.3210 Fax: 212.825.3229 theproteam@aol.com